February 19, 2026

VIA EMAIL TRANSMITTAL

CERTIFIED MAIL RETURN RECEIPT REQUESTED

Board of Directors
Starfighters Space, Inc.
a Delaware corporation
850 New Burton Road, Suite 201
Dover, Delaware 19904

Re: Resignation as Officer.

Dear Members of the Board:

I hereby resign from my positions in any capacity, including but not limited to, Officer and Secretary, as well as employee of Starfighters Space, Inc., effective this 19th day of February 2026, and I request that this letter be promptly disclosed as required under applicable securities laws and stock exchange rules, inclusive of any required amendment under Rule 8-K under item 5.02 and based on my disagreement with the Board and Company related to the operations, policies and practices of the Company acting through the Board of Directors, that this letter be filed as an exhibit to that Rule 8-K filing. See 5.02(a).

My decision to resign my position follows careful consideration of my fiduciary duties under Delaware law and my responsibilities to the Company and its stockholders as an officer, director, and shareholder. Over an extended period, I together with my husband, Rick Svetkoff, have developed serious concerns regarding the Board's governance and oversight practices, including misallocation of limited corporate resources to matters which have no material benefit to the Company, repeated disregard of established risk controls, a burdensome requirement that cumulative costs in excess of $50,000 on an annualized basis have prior board approval despite the fact that day-to-day operational costs often exceed this sum, making operations a practical impossibility. These factors, together with the failure to respond adequately to credible compliance issues, and material decisions, including the assignment of inexperienced personnel to critical positions risking operational integrity all without due consideration of these factors or needed deliberation. Despite Rick's raising these concerns through appropriate internal channels I have not observed sufficient remedial action nor any consideration of my clear and explicit concerns, all of which I believe put the Company and its reputation and the future operational integrity of the Company at serious risk. The failure of the Board to appreciate the serious nature of these matters suggests a willful and wanton disregard of the facts in opposite with the duty of the Board of Directors.

Despite my years of involvement with the Company, I am led to believe that the continued pattern of decision-making by the Board level does not adequately protect the long-term interests of the Company and its stockholders, nor is it consistent with the standard of care and loyalty that I am obligated to uphold as an officer of the Company. Under these circumstances, I no longer believe I can continue to serve as an officer of the Company while fulfilling my fiduciary obligations since the current path being undertaken by the Board is counter, in my opinion, to these goals.

I will, consistent with my legal and contractual obligations, assist in an orderly transition of my duties and will make myself reasonably available to support any interim or successor to my position during a defined transition period as may have been previously agreed to in writing and only to that extend.

Nothing in this letter should be construed as a waiver or limitation of any rights, claims, indemnification, advancement, insurance coverage, or other protections to which I am entitled under the Company's governing documents, applicable law, or any agreements between me and the Company, all of which I hereby and explicitly reserve, both in law and equity.

Guide yourselves accordingly,

Brenda Svetkoff

Brenda Svetkoff
Shareholder

CC: Board of Directors, Starfighters Space, Inc., Reusable Launch Vehicle Hanger, Cape

Canaveral, FL. 32920